Filed by TELUS Corporation
                                                    Pursuant to Rule 425
                                                    under the Securities Act

                                                    Subject Company:
                                                    Clearnet Communications Inc.


[GRAPHIC OMITTED]



December 7, 2000

TELUS to make exchange offers for Clearnet's warrants and convertible debentures


Burnaby, British Columbia - TELUS Corporation (TSE: T, T.A; NYSE: TU) and Clearnet Communications Inc. (TSE: NET.A, NET.db; NASDAQ: CLNT) today announce that TELUS will make an offer to acquire all of the approximately 574,000 outstanding Clearnet Warrants in exchange for TELUS Warrants. Each outstanding Clearnet Warrant entitles the holder to acquire one Class A Non-Voting Share of Clearnet for US$16.36 up to September 15, 2005. Under the TELUS offer, each Clearnet Warrant would be exchangeable for 1.636 TELUS Warrants. Each TELUS Warrant would entitle the holder to acquire one Non-Voting Share of TELUS for US$10.00 up to September 15, 2005. No fractional TELUS Warrants will be issued. The TELUS Warrant offer will be subject to at least 51% of the Clearnet Warrants being tendered.


As announced on November 17, 2000, TELUS will also make an offer to acquire all outstanding 6.75% Convertible Unsecured Subordinated Debentures due 2010 of Clearnet in exchange for 6.75% Convertible Unsecured Subordinated Debentures due 2010 of TELUS Corporation. Each TELUS Debenture will be convertible at the option of the holder into 25.1699 Non-Voting Shares of TELUS. In addition, there will be a mechanism to adjust the interest rate if the dividend on the TELUS Non-Voting Shares is increased. Other terms and conditions of the TELUS Debentures will be substantially the same as the Clearnet Debentures. The prior conditions of TELUS receiving the agreement of holders of 51% of the Clearnet Debentures to lock-up and tender to the offer, and approval of the Board of Directors of TELUS, have been met.

Subject to securities regulatory approvals, TELUS expects to mail the offers to holders of the Clearnet Warrants and Clearnet Debentures prior to December 18, 2000.


TELUS Corporation is one of Canada's leading telecommunications companies providing a full range of communications products and services that connect Canadians to the world. The company generated $5.9 billion in revenues in 1999 and is the leading service provider in Western Canada. TELUS also provides voice, data, Internet, advertising and wireless services to Central and Eastern Canada. With the purchase of QuebecTel and national digital wireless company Clearnet Communications Inc., TELUS is rapidly strengthening its position as a leading national service provider. For more information about TELUS, visit www.telus.com.


                                     - 30 -

For more information, please contact:


TELUS                                           CLEARNET
Treasury:                                       Investor Relations:
Jim Drinkwater                                  Robert Gardner
(780) 493-3620                                  (416) 279-4485
ir@telus.com                                    investorrelations@clearnet.com

Forward Looking Statements


Some statements in this document look forward in time and deal with other than historical or current facts for TELUS. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to the risks associated with: obtaining the necessary regulatory approvals and TELUS completing all actions required to make the offers; general business conditions in Canada and the TELUS' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient funding; and generation of operating cash flow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission.


TELUS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL TELUS WARRANTS. AT THE TIME TELUS CORPORATION COMMENCES ITS OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION RELATING TO TELUS CORPORATION'S OFFER TO PURCHASE ALL OUTSTANDING CLEARNET WARRANTS IN EXCHANGE FOR TELUS WARRANTS. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS WILL BE MADE AVAILABLE TO ALL HOLDERS OF TELUS WARRANTS, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.